SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______

Commission file number: 001-31400

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CACI $MART PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CACI International Inc, 1100 North Glebe Road, Arlington, Virginia 22201

CACI $MART Plan

Audited Financial Statements and Supplemental Schedule

Years ended December 31, 2006 and 2005

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)	13

Signatures

Exhibit 23.1

Report of Independent Registered Public Accounting Firm

Plan Sponsor

CACI $MART Plan

We have audited the accompanying statements of net assets available for benefits of the CACI $MART Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

McLean, Virginia

June 25, 2007

CACI $MART Plan

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets
Cash	$1,483	$5,764
Investments, at fair value	443,521,342	360,667,282
Receivables:
Contributions receivable—employer	3,607,890	2,936,878
Contributions receivable—employee	4,005,686	1,939,837

Total receivables	7,613,576	4,876,715

Net assets available for benefits, at fair value	451,136,401	365,549,761
Adjustment from fair value to contract value for fully benefit responsive investment contracts	329,127	323,746

Net assets available for benefits	$451,465,528	$365,873,507

See accompanying notes to financial statements

CACI $MART Plan

Statements of Changes in Net Assets Available for Benefits

	For the years ended December 31,
	2006	2005
Additions:
Investment income—interest and dividends	$15,379,835	$9,044,731
Contributions:
Employer	15,662,824	13,468,675
Participant	49,986,224	44,217,270
Rollover	14,485,602	8,039,919

Total contributions	80,134,650	65,725,864

Net assets transferred in from other plans	259,418	2,560
Net appreciation in fair value of investments	27,765,509	5,571,833

Total additions	123,539,412	80,344,988

Deductions:
Benefits paid to participants	37,908,000	28,663,903
Administrative expenses	39,391	32,000

Total deductions	37,947,391	28,695,903

Net increase in net assets	85,592,021	51,649,085

Net assets available for benefits:
Beginning of year	365,873,507	314,224,422

End of year	$451,465,528	$365,873,507

See accompanying notes to financial statements

CACI $MART Plan

Notes to Financial Statements

December 31, 2006 and 2005

1. Description of the Plan

The following description of the CACI $MART Plan (the Plan), which is sponsored and administered by CACI International Inc (the Company or Plan Sponsor), provides only general information about various terms, conditions and features of the Plan. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

a) General

The Plan was adopted on September 1, 1985, as a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan has both a 401(k) and a profit-sharing feature. Matching 401(k) and profit-sharing contributions are made at the discretion of the Plan Sponsor. All contributions to the Plan are maintained in a trust fund consisting of separate accounts identifiable by individual participant.

b) Eligibility

Substantially all employees of the Plan Sponsor that are based in the United States, regardless of age, are eligible to participate.

c) Contributions

Effective on their date of hire, eligible employees are automatically enrolled in the Plan and, unless they otherwise elect, 3 percent of their compensation is deferred and contributed to the Plan.

Through December 31, 2004, participants were permitted to defer up to 25 percent of their compensation but not more than the maximum, as indexed annually by Internal Revenue Service (IRS) regulations. Effective January 1, 2005 participants could elect to defer up to 75 percent of their annual pre-tax compensation subject to the IRS maximum. Participants who are age 50 and older by each Plan year-end date have the opportunity to defer an additional amount up to the annual catch-up contribution limits as outlined under the Economic Growth and Tax Relief Reconciliation Act of 2001.

Participants may also contribute amounts representing distributions or transfers from other qualified defined benefit plans or defined contribution plans.

CACI $MART Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

c) Contributions (continued)

Contributions of up to 6 percent of a participant’s compensation are matched 50 percent by the Company. In addition, through December 31, 2005, the Company contributed an amount equal to 2 percent of compensation each year on behalf of eligible participants in the TEAS Group. In 2006, the TEAS Group was eliminated as the Company lost the TEAS contract. The Company also may elect to make annual discretionary profit-sharing contributions for all participants based on annual financial results.

Participants must be employed on the last day of each quarter to be eligible for matching contributions, and on the last day of the Plan year-end to be eligible for a profit-sharing contribution. There were no discretionary profit-sharing contributions during the years ended December 31, 2006 and 2005.

Contributions are subject to certain percentage and/or dollar limitations as imposed by the Plan and the IRS.

d) Vesting

All participants vest immediately in their salary deferral contributions and the investment earnings thereon, and vest in the Company matching and discretionary profit-sharing contributions, and the investment earnings thereon, based on years of continuous service. Prior to January 1, 2004, participants became 100 percent vested after five years of continuous service. Effective January 1, 2004, the Plan was amended whereby participants became 100 percent vested in Company matching and profit-sharing contributions after three years of continuous service. Through December 31, 2005, participants who worked in the TEAS Group vested immediately in 100 percent of the Company matching contributions, and vested in the profit-sharing contributions in the same manner as other participants; that is, based on years of continuous service.

e) Participant Accounts

The Plan establishes and maintains a separate account in the name of each individual participant. Participant accounts are credited with participant salary deferral contributions, matching contributions, and allocations of (1) any discretionary profit-sharing contributions and (2) Plan investment earnings. Participant accounts are reduced

CACI $MART Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

e) Participant Accounts (continued)

by an allocation of Plan administrative expenses. Allocation of profit sharing contributions are based on participants’ annual compensation, and allocations of Plan investment earnings are based on participant account balances.

The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account.

f) Investments

Participants direct the investment of their contributions, and Plan Sponsor contributions, into any of the investment options offered by the Plan, and may change their investment options daily.

g) Plan Administration

The Company is responsible for the overall administration of the Plan. T. Rowe Price Trust Company serves as trustee of the Plan, and T. Rowe Price Retirement Plan Services, Inc. provides investment management and recordkeeping services. As provided by the Plan document, administrative expenses of the Plan may be funded by the Plan, or paid by the Plan Sponsor. Origination fees for loans made to participants are funded by individual account assets of the participant originating the loan.

During the years ended December 31, 2006 and 2005, the Plan funded administrative expenses of $39,391 and $32,000, respectively. The Plan Sponsor paid all other administrative expenses.

h) Participant Loans

The Plan allows participants to borrow against their vested account balances. The minimum loan amount is $1,000, and the maximum is the lesser of 50 percent of the vested balance of the participant’s account or $50,000, reduced by the highest outstanding balance of any loan during the preceding 12 months. Effective January 1, 2002, participants are permitted to have only one loan outstanding at a time.

Loan terms may be up to five years unless the borrowings are made to finance the purchase of a primary residence, in which case the term of the loan may be for up to 15 years. Payments of interest and outstanding principal are made primarily through automatic payroll deductions.

CACI $MART Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

h) Participant Loans (continued)

Interest is charged over the term of the loan at the prime rate plus 1 percent based on the rate on the last business day of the month prior to the month in which the loan is made. Outstanding loan balances are secured by vested participant account balances.

i) Retirement and Disability Benefits or Termination of Employment

Upon a participant’s retirement, disability, or termination for other reasons, the normal form of benefit is a joint and survivor annuity for a married participant or a single life annuity for a single participant. Alternative forms of distribution include installment or lump sum cash payments. Distributions to participants who have separated from service and have requested a distribution are made no later than 60 days after their date of termination. Outstanding loan balances that have been applied against these distributions are reported as benefits paid to participants in the accompanying financial statements.

j) Death Benefits

Upon death, a participant’s designated beneficiary will receive a benefit distribution during the same period over which the participant would have received his or her benefit.

2. Summary of Significant Accounting Policies

a) Basis of Accounting

The financial statements of the Plan have been prepared using the accrual method of accounting.

b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Sponsor to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c) Investment Valuation and Income Recognition

The Plan’s investments are generally reported at fair value.

CACI $MART Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

c) Investment Valuation and Income Recognition (continued)

The mutual fund shares of registered investment companies are stated at fair value based on quoted market prices, which represent the net asset value of shares held by the Plan at the end of the Plan year. The T. Rowe Price Stable Value Common Trust Fund is a common/collective trust that has underlying investments in guaranteed investment contracts (GICs) and synthetic investment contracts (SICs). This fund carries its investments at contract value. The fair value of GICs is calculated by discounting the contractual cash flows based on current yields of similar instruments with comparable durations. For assets other than GICs, including securities underlying SICs, fair value generally is based on the closing market price on a national security exchange on the last business day of the Plan year. The value of the Plan’s investment in CACI International Inc common stock is based on the closing market price of the Company’s common stock on the last business day of the Plan year.

Participant loans are valued at their outstanding balances, which approximate fair value.

Security transactions are accounted for on a trade basis. Gains and losses on sales of securities are calculated on the basis of the weighted-average cost per share.

Net appreciation in the fair value of investments consists of the realized gains or losses, and the unrealized appreciation or depreciation on those investments.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

d) Participant Benefits

Benefit payments made to participants or transferred to another qualified plan at the direction of participants are recorded when paid.

e) Forfeitures

Forfeitures of non-vested Company matching and profit-sharing contributions are used to offset respective Company contributions generally for the Plan year in which such forfeitures occur. Company matching contributions were reduced by $1,136,989 and $1,103,427 during the years ended December 31, 2006 and 2005, respectively, by the offset of available forfeited balances. At December 31, 2006 and 2005, forfeited non-vested account balances available to offset future Company contributions totaled $250,452, and $350,064, respectively.

CACI $MART Plan

Notes to Financial Statements (continued)

2 Summary of Significant Accounting Policies (continued)

f) Risk and Uncertainties

The Plan provides for a number of investment options, primarily in stock and mutual funds with varying investment objectives and underlying security instruments including fixed income and equity securities. These investment securities are exposed to various risks including interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in risks could materially affect participants account balances and the amounts reported in the accompanying financial statements.

3. New Accounting Pronouncements

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

CACI $MART Plan

Notes to Financial Statements (continued)

4. Investments

Investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2006 and 2005 are as follows:

	2006	2005
T. Rowe Price Stable Value Common Trust Fund (stated at contract value)	$38,721,321	$38,797,304
CACI International Inc Common Stock	36,714,656	37,530,335
T. Rowe Price International Stock Fund	31,106,874	24,885,194
T. Rowe Price Blue Chip Growth Fund	30,705,950	27,348,051
T. Rowe Price Small-Cap Stock Fund	26,055,893	21,878,170
PIMCO Total Return Fund	*	19,190,407

*	Represents less than 5 percent of the Plan’s assets

During 2006 and 2005, the Plan’s investments, including investments bought and sold, as well as held during each year, appreciated (depreciated) in value as follows:

	2006	2005
Mutual funds and common trusts	$28,027,330	$12,054,546
Common stock	(261,821)	(6,482,713)

	$27,765,509	$5,571,833

5. Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the Plan subject to the provisions of ERISA. Upon Plan termination, as directed by the Plan Sponsor, participants would become 100 percent vested in all Plan Sponsor contributions made or due upon the date of termination, and the Trustee would either distribute benefits to participants or deliver the Plan assets to the trustee of another qualified plan.

6. Tax Status

The IRS has determined and informed the Plan Sponsor, by a letter dated May 14, 2002, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the applicable sections of the Internal Revenue Code. Subsequent to the receipt of this

CACI $MART Plan

Notes to Financial Statements (continued)

6. Tax Status (continued)

determination letter, the Plan was amended. The Plan Sponsor believes that the Plan, as amended, and the related trust are currently designed, and are being operated, in compliance with the applicable requirements of the Internal Revenue Code, and are therefore qualified and tax-exempt under the Internal Revenue Code.

7. Parties-In-Interest

Certain Plan investments are managed by, and certain administrative and record-keeping services are provided by, T. Rowe Price Retirement Plan Services, Inc. Also, T. Rowe Price Trust Company serves as trustee of the Plan. These affiliated companies qualify as parties-in-interest to the Plan in regard to transactions involving Plan assets, and therefore the management and other fees earned by these companies are done so through transactions to which statutory exemptions apply.

8. Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded on the IRS Form 5500 Annual Return/Report of Employee Benefit Plan (Form 5500) as benefits that have been processed and approved for payment prior to year-end, but not yet paid as of that date. These amounts are not reported as benefits payable at year-end under United States generally accepted accounting principles, and thus are not reflected in the accompanying financial statements. Additionally, the accompanying financial statements present fully benefit responsive contracts at contract value. The Form 5500 requires fully benefit responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit responsive investment contracts represents a reconciling item. The following is a reconciliation of net assets available for benefits as of December 31, 2006 and 2005, as reported in the financial statements, to those as reported in the Form 5500:

	December 31
	2006	2005
Net assets available for benefits per the financial statements	$451,465,528	$365,873,507
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(329,127)	(323,746)
Less amounts allocated to withdrawing participants	(37,970)	(12,231)

Net assets available for benefits per the Form 5500	$451,098,431	$365,537,530

CACI $MART Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of benefits paid to participants during the years ended December 31, 2006 and 2005, as reported in the financial statements, to those as reported in the Form 5500:

	2006	2005
Benefits paid to participants as reported in the financial statements	$37,908,000	$28,663,903
Add amounts allocated to withdrawing participants at end of year	37,970	12,231
Less amounts allocated to withdrawing participants at beginning of year	(12,231)	(128,124)

Benefits paid as reported in the Form 5500	$37,933,739	$28,548,010

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2006, to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$85,592,021
Less adjustment from fair value to contract value for fully benefit responsive investment contracts	(329,127)
Less amounts allocated to withdrawing participants at end of year	(37,970)
Add amounts allocated to withdrawing participants at beginning of year	12,231

Net increase in assets available for benefits per the Form 5500	$85,237,155

Supplemental Schedule

CACI $MART Plan

Schedule H, Line 4i, Schedule of Assets

(Held at End of Year)

EIN #54-1345888—Plan Number 002

December 31, 2006

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost **	Current Value
Franklin Small-Mid Cap Growth	Mutual Fund		$18,018,145
Janus Fund	Mutual Fund		5,483,702
Harris Large Cap Value Fund	Mutual Fund		3,357,388
PIMCO Total Return Fund	Mutual Fund		20,263,280
* T. Rowe Price Financial Services Fund	Mutual Fund		7,894,131
* T. Rowe Price Health Sciences Fund	Mutual Fund		12,156,748
* T. Rowe Price Media & Telecommunication	Mutual Fund		16,359,297
* T. Rowe Price International Stock Fund	Mutual Fund		31,106,874
* T. Rowe Price Science & Technology Fund	Mutual Fund		4,227,249
* T. Rowe Price Small-Cap Stock Fund	Mutual Fund		26,055,893
* T. Rowe Price Blue Chip Growth Fund	Mutual Fund		30,705,950
* T. Rowe Price Allianz OPCAP Renaissance A	Mutual Fund		7,190,770
* T. Rowe Price Retirement 2005 Fund * T. Rowe Price Retirement 2010 Fund	Mutual Fund		5,474,324
	Mutual Fund		21,568,008
* T. Rowe Price Retirement 2015 Fund	Mutual Fund		19,432,785
* T. Rowe Price Retirement 2020 Fund	Mutual Fund		21,822,324
* T. Rowe Price Retirement 2025 Fund	Mutual Fund		21,903,584
* T. Rowe Price Retirement 2030 Fund	Mutual Fund		19,589,848
* T. Rowe Price Retirement 2035 Fund	Mutual Fund		14,301,259
* T. Rowe Price Retirement 2040 Fund	Mutual Fund		18,963,551
* T. Rowe Price Retirement 2045 Fund	Mutual Fund		1,742,068
* T. Rowe Price Retirement Income Fund	Mutual Fund		3,075,287
* T. Rowe Price Value Fund	Mutual Fund		9,466,372
* T. Rowe Price Stable Value Common Trust Fund	Common Trust		38,392,194
* T. Rowe Price Equity Index Trust	Common Trust		19,713,253
* CACI International Inc	Common Stock		36,714,656
* Plan Participants	Participant loans (maturing 2006 to 2019 with interest rates of 5.0%-10.5%)		7,069,502
Tradelink Investments	Participant-Directed Brokerage Account		1,472,900

Total Investments			$443,521,342

*	Represents a party-in-interest.
**	Historical cost information is not required to be presented, as all investments are participant-directed.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CACI $MART PLAN

Date: June 28, 2007	By:	/s/ Gail Forrest
Gail Forrest
Senior Vice President, Administrative Services